EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(Dollars in thousands)

	2006		2005
	(Unaudited)
Earnings:
Net Income	$125,480		$128,922
Add: Add:
Provision for income taxes	58,516		60,096
Fixed charges	300,297		254,913
Less: Less:
Capitalized interest	(13,504)		(14,507)

Earnings as adjusted (A)	$470,789		$429,424

Fixed and preferred stock dividends:
Preferred dividend requirements	$1,314		$976
Ratio of income before provision for income taxes to net income	147%		147%

Preferred dividend factor on pretax basis	1,932		1,435

Fixed Charges:
Interest expense	286,793		240,406
Capitalized interest	13,504		14,507

Fixed charges as adjusted (B)	300,297		254,913

Fixed charges and preferred stock dividends (C)	$302,229		$256,348

Ratio of earnings to fixed charges (A) divided by (B)	1.57	x	1.68	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.56	x	1.68	x